# TD AMERITRADE CLEARING, INC.

## (SEC I.D. NO. 8-16335)

Statement of Financial Condition
as of December 31, 2022
and Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| **8-16335** |

### FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____
                                                     MM/DD/YY                                    MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

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NAME OF FIRM: TD Ameritrade Clearing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒  Broker-dealer  ☐  Security-based swap dealer ☐  Major security-based swap participant

☐  Check here if respondent is also an OTC derivatives dealer.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

200 S. 108th Avenue
                                                     (No. and Street)

| Omaha | Nebraska | 68154 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Gregg J. Fuesel | (402) 970-7014 | gregg.fuesel@schwab.com |
| --- | --- | --- |
| (Name) | (Area Code - Telephone Number) | (email address) |

### B. ACCOUNTANT IDENTIFICATION

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INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
                                     (Name - if individual, state last, first, middle name)

| 1601 Wewatta Street | Denver | Colorado | 80203 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | | 34 |
| --- | --- | --- |
| (Date of Registration with PCAOB) (if applicable) | | (PCAOB Registration No., if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**.



**Deloitte & Touche LLP**
1601 Wewatta Street
Suite 400
Denver, CO 80203
USA

Tel: +1 303 292 5400
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of TD Ameritrade Clearing, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Ameritrade Clearing, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche*

February 27, 2023

We have served as the Company's auditor since 2021.

# TD AMERITRADE CLEARING, INC.

## Statement of Financial Condition
*(In Millions, Except Share Amounts)*

| | | December 31, 2022 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 2,930 |
| Cash and investments segregated and on deposit for regulatory purposes | | 20,174 |
| Receivables from brokerage clients — net | | 28,369 |
| Other assets | | 2,295 |
| **Total assets** | $ | 53,768 |
| **Liabilities and Stockholder's Equity** | | |
| Payables to brokerage clients | $ | 44,677 |
| Accrued expenses and other liabilities | | 3,086 |
| Short-term borrowings | | 400 |
| Total liabilities | | 48,163 |
| Stockholder's equity: | | |
| Common stock — 20,000 shares authorized; 9,946 shares issued and outstanding; $10 par value | | — |
| Additional paid-in capital | | 4,511 |
| Retained earnings | | 1,094 |
| Total stockholder's equity | | 5,605 |
| **Total liabilities and stockholder's equity** | $ | 53,768 |

*See Notes to Statement of Financial Condition.*

## 1.      Organization and Nature of Business

TD Ameritrade Clearing, Inc. ("TDAC," "we," "our," or "the Company") is an indirect wholly-owned subsidiary of The Charles Schwab Corporation (CSC) through the Company's immediate parent, TD Ameritrade Online Holdings Corporation (TDAOH), and its parent, TD Ameritrade Holding Corporation (TDA Holding). On October 6, 2020, pursuant to an Agreement and Plan of Merger, TDA Holding and its wholly-owned subsidiaries were acquired by CSC (the "Merger").

The Company is a securities broker-dealer that provides trade execution and clearing services on a fully-disclosed basis to TD Ameritrade, Inc. and other related-parties, all of which are indirect wholly-owned subsidiaries of CSC. The Company also provides clients the ability to conduct futures and forex trading through Charles Schwab Futures and Forex LLC, an indirect wholly-owned subsidiary of TDA Holding. At December 31, 2022, approximately 14% of the Company's total client accounts were located in California.

The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), the fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. The Company is a member of various self-regulatory organizations and exchanges including the Financial Industry Regulatory Authority, Inc. (FINRA), NYSE Arca, Nasdaq Stock Market, Cboe EDGX and MEMX. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and the various securities exchanges in which it maintains membership.

## 2.      Summary of Significant Accounting Policies

### Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Certain estimates relate to taxes on income as well as legal and regulatory reserves. Actual results may differ from these estimates.

### Unsatisfied performance obligations

We do not have any unsatisfied performance obligations other than those that are subject to an elective practical expedient under Accounting Standards Codification (ASC) 606 *Revenue From Contracts With Customers* (ASC 606).

### Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

### Cash and investments segregated and on deposit for regulatory purposes

Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, TDAC maintains cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Cash and investments segregated includes U.S. Treasury securities. U.S. Treasury securities are recorded at fair value and unrealized gains and losses are included in earnings.

### Receivables from brokerage clients

Receivables from brokerage clients include margin loans and other trading receivables from brokerage clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specific minimum levels at all times. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the

collateral changes. The Company applies the practical expedient based on collateral maintenance provisions under ASC 326 *Financial Instruments – Credit Losses (ASC 326)* in estimating an allowance for credit losses for margin loans. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The Company's policy is to charge off any unsecured margin loans, including the accrued interest on such loans, no later than at 90 days past due. Pursuant to clearing agreements with TD Ameritrade, Inc. and other related-parties, the Company is reimbursed for losses incurred on unsecured receivables from brokerage clients. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition.

**Other securities owned at fair value**

Other securities owned are included in other assets on the statement of financial condition and recorded at fair value based on quoted market prices or other observable market data. Client-held fractional shares are included in other securities owned for client positions for which off-balance sheet treatment pursuant to ASC 940 *Financial Services – Brokers and Dealers* is not applicable and the derecognition criteria in ASC 860 *Transfers and Servicing* are not met. These client-held fractional shares have related repurchase liabilities that are accounted for at fair value. See Fair values of assets and liabilities below in this Note 2 for further information on these repurchase liabilities.

**Securities borrowed and securities loaned**

Securities borrowing and lending transactions are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities; the receivables from these transactions are included in other assets on the statement of financial condition. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned; the payables from these transactions are included in accrued expenses and other liabilities on the statement of financial condition. The market value of securities borrowed and loaned is monitored, and collateral is adjusted to ensure full collateralization. TDAC applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

**Income taxes**

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition on a standalone basis, while taking into consideration the fact that the activity of this entity is included with CSC's other subsidiaries in the CSC consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination, the difference between positions taken on tax return filings and estimated potential tax settlement outcomes, including potential interest and penalties, are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's statement of financial condition.

**Fair values of assets and liabilities**

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

• Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

• Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

• Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

*Assets and liabilities measured at fair value on a recurring basis*

The Company's assets and liabilities measured at fair value on a recurring basis include: certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, other securities owned, which are included in other assets, and certain accrued expenses and other liabilities. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets, and we generally obtain prices from three independent third-party pricing sources for such assets recorded at fair value.

Our primary independent pricing service provides prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from the independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amount recorded.

Liabilities measured at fair value on a recurring basis include repurchase liabilities related to client-held fractional shares of equities, exchange-traded funds (ETFs), and other securities. See Other securities owned at fair value above in this Note 2 for the treatment of client-held fractional shares. The Company has elected the fair value option pursuant to ASC 825 *Financial Instruments* for the repurchase liabilities to match the measurement and accounting of the related client-held fractional shares. The fair values of the repurchase liabilities are based on quoted market prices or other observable market data consistent with the related client-held fractional shares. The Company's liabilities to repurchase client-held fractional shares do not have credit risk. The repurchase liabilities are included in accrued expenses and other liabilities on the statement of financial condition.

**New Accounting Standards**

No new accounting standards that are material to the Company were adopted during the year ended December 31, 2022. There are currently no new accounting standards not yet adopted that are material to the Company.

(Tabular Amounts in Millions)

## 3. Receivables from and Payables to Brokerage Clients

Receivables from and payables to brokerage clients as of December 31, 2022 are as follows:

| | | |
|---|---|---|
| **Receivables** | | |
| Margin loans | $ | 27,942 |
| Other brokerage receivables | | 427 |
| Receivables from brokerage clients — net [1] | $ | 28,369 |
| **Payables** | | |
| Interest-bearing payables | $ | 42,478 |
| Non-interest-bearing payables | | 2,199 |
| Payables to brokerage clients | $ | 44,677 |

(1) TD Ameritrade, Inc. and other related-parties reimburse the Company for unsecured losses resulting from client margin activities.

The allowance for credit losses for receivables from brokerage clients was immaterial as of December 31, 2022.

## 4. Other Assets

The components of other assets at December 31, 2022 are as follows:

| | | |
|---|---|---|
| Other receivables from brokers, dealers, and clearing organizations | $ | 1,102 |
| Other securities owned at fair value [1] | | 475 |
| Securities borrowed [2] | | 234 |
| Receivables — interest, dividends, and other | | 234 |
| Customer contract receivables [3] | | 150 |
| Receivables from affiliates | | 60 |
| Other | | 40 |
| Total other assets | $ | 2,295 |

(1) Includes fractional shares held in client brokerage accounts. Corresponding repurchase liabilities in an equal amount for these client-held fractional shares are included in accrued expenses and other liabilities on the statement of financial condition. See also Notes 2 and 5.
(2) Includes securities borrowed from an affiliate. See Note 10.
(3) Represents substantially all receivables from contracts with customers within the scope of ASC 606. TDAC does not have any other significant contract assets or contract liability balances as of December 31, 2022.

## 5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2022 are as follows:

| | | |
|---|---|---|
| Deposits for securities loaned [1] | $ | 1,828 |
| Repurchase liabilities [2] | | 466 |
| Payables to affiliates | | 205 |
| Payables to brokers, dealers, and clearing organizations [3] | | 190 |
| Other | | 397 |
| Total accrued expenses and other liabilities | $ | 3,086 |

(1) Substantially all of the securities loaned are with an affiliate. See Note 10.
(2) This represents the liabilities related and equal to the fractional shares held in client brokerage accounts and included in other securities owned at fair value in other assets on the statement of financial condition. See also Notes 2 and 4.
(3) Includes payables to brokers, dealers, and clearing organizations with affiliates. See Note 10.

(Tabular Amounts in Millions)

***Exit and Other Related Costs***

Effective October 6, 2020, CSC completed its acquisition of TDA Holding. CSC's integration of TDA Holding's operations is ongoing and, based on current integration plans, CSC expects to complete most transitions of client accounts from TD Ameritrade, Inc. and TDAC to Charles Schwab & Co., Inc. (CS&Co), an indirect wholly-owned subsidiary of CSC, across multiple groups over the course of 2023, with the transition of a small client group in the first half of 2024. The first transition of client accounts was completed in February 2023.

CSC's integration plan is not defined by legal entity, though additional acquisition and integration-related costs are expected to be incurred at TDAC in future periods as CSC continues the integration. The Company expects that remaining exit and other related costs will be incurred and charged to expense over the next 24 months, with some costs expected to be incurred after client transition to decommission duplicative platforms and complete integration work. Estimates of the nature, amounts, and timing of recognition of acquisition and integration-related costs are subject to change.

As of December 31, 2022, TDAC had a liability for exit and other costs related to the integration of $1 million included in accrued expenses and other liabilities on the statement of financial condition.

## 6. Borrowings

The Company maintains secured uncommitted lines of credit from third-party banks, under which the Company borrows on either a demand or short-term basis and pledges client margin securities as collateral. There were no borrowings outstanding under these secured uncommitted lines of credit as of December 31, 2022. See Note 8 for additional information.

*Related-party borrowing facilities:* The Company maintains an $8.0 billion credit facility with CSC, which expires on December 31, 2025. Borrowings under this facility do not qualify as regulatory capital for TDAC. There were no borrowings outstanding under this credit facility at December 31, 2022.

The Company also maintains a secured uncommitted line of credit with Charles Schwab Bank (CSB), subject to the Federal Reserve Act Section 23A affiliate transactions. The Company had $400 million outstanding under this line of credit at December 31, 2022, with a variable interest rate of SOFR + 1.26%. See Note 8 for additional information.

## 7. Commitments and Contingencies

*Guarantees and indemnifications:* The Company provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the amounts it has posted as collateral. The potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

*Insured Deposit Account agreement:* The Company and its broker-dealer subsidiaries have the Insured Deposit Account agreement (IDA agreement) with TD Bank USA, National Association, and TD Bank, National Association (together, the TD Depository Institutions) which creates responsibilities of the Company and certain contingent obligations. Pursuant to the IDA agreement, uninvested cash within eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD Depository Institutions. The Company and certain affiliates provide recordkeeping and support services to the TD Depository Institutions with respect to the deposit accounts for which the Company and certain affiliates receive an aggregate monthly fee. Though unlikely, in the event the sweep arrangement fee computation were to result in a negative amount in any given month, the Company and its affiliates would be required to pay the TD Depository Institutions.

The IDA agreement provides that CSC and its broker-dealer subsidiaries has the option to migrate up to $10 billion of IDA balances every 12 months to its consolidated balance sheet, subject to certain limitations and adjustments. CSC and its broker-dealer subsidiaries' ability to migrate these balances to its consolidated balance sheet is dependent upon multiple factors, including having sufficient capital levels to sustain these incremental deposits and certain binding limitations specified in the

(Tabular Amounts in Millions)

IDA agreement. In addition, CSC and its broker-dealer subsidiaries also must maintain a minimum $50 billion IDA balance through June 2031, and at least 80% of the IDA balances must be designated as fixed-rate obligations through June 2026. If IDA balances were to decline below the required IDA balance minimum, CSC and its broker-dealer subsidiaries could be required to direct additional sweep cash from its consolidated balance sheet to the IDA program.

CSC and its broker-dealer subsidiaries moved a net amount of $13.7 billion of IDA balances to its consolidated balance sheet during 2022, which included $59 million of account balances transferred to the Company's statement of financial condition. As of December 31, 2022, the total ending IDA balance was $122.6 billion, of which $108.5 billion was fixed-rate obligation amounts and $14.1 billion was floating-rate obligation amounts. The total ending IDA balances include the impact of client cash allocation decisions and CSC and its broker-dealer subsidiaries movement of balances.

*Legal contingencies:* TDAC is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. With respect to pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

## 8. Financial Instruments Subject to Off-Balance Sheet Credit Risk

*Securities Lending:* The Company loans brokerage client securities temporarily to other brokers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The Company conducts substantially all its securities lending business through an arrangement with CS&Co. CS&Co lends TDAC's margin and fully-paid customer securities to external counterparties via a non-custody lending model utilizing CS&Co's trading infrastructure channels.

The Company also borrows securities from other broker-dealers to fulfill short sales by brokerage clients and delivers cash to the lender in exchange for the securities. The fair value of these borrowed securities was $228 million at December 31, 2022. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, the securities loaned and securities borrowed are presented gross in the statement of financial condition.

(Tabular Amounts in Millions)

The following table presents information about the Company's securities lending and other activity depicting the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2022:

| | | | | | Gross Amounts Not Offset in the Statement of Financial Condition | | |
|---|---|---|---|---|---|---|---|
| | Gross Assets/ Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in the Statement of Financial Condition | | Counterparty Offsetting | Collateral | Net Amount |
| **Assets:** | | | | | | | |
| Securities borrowed [1] | $ 234 | $ — | $ 234 | | $ (145) | $ (86) | $ 3 |
| Total | $ 234 | $ — | $ 234 | | $ (145) | $ (86) | $ 3 |
| **Liabilities:** | | | | | | | |
| Securities loaned [2,3] | $ 1,828 | $ — | $ 1,828 | | $ (145) | $ (1,641) | $ 42 |
| Secured short-term borrowings [4] | 400 | — | 400 | | — | (400) | — |
| Total | $ 2,228 | $ — | $ 2,228 | | $ (145) | $ (2,041) | $ 42 |

(1) Included in other assets in the statement of financial condition.
(2) Included in accrued expenses and other liabilities in the statement of financial condition. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2022.
(3) Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight and continuous remaining contractual maturities.
(4) Included in short-term borrowings on the statement of financial condition. This balance is comprised of borrowings from CSB. See below for collateral pledged and Note 6 for additional information on these borrowing facilities.

*Client trade settlement:* The Company is obligated to settle transactions with brokers and other financial institutions even if clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Pursuant to clearing agreements with TD Ameritrade, Inc. and other related-parties, the Company is reimbursed for unsecured losses that result from a client's failure to complete such transactions. Accordingly, no liability has been recognized for these transactions.

*Margin lending:* Clients with margin loans have agreed to allow the Company to utilize collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged under such regulations and from securities borrowed transactions as of December 31, 2022:

| | |
|---|---|
| Fair value of client securities available to be pledged | $ 39,143 |
| Fair value of securities pledged for: | |
| Fulfillment of requirements with the Options Clearing Corporation [1] | $ 6,022 |
| Fulfillment of client short sales | 2,075 |
| Securities lending to other broker-dealers | 1,720 |
| Collateral for short-term borrowings | 659 |
| Total collateral pledged | $ 10,476 |

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $63 million as of December 31, 2022.
(1) Securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

(Tabular Amounts in Millions)

## 9. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2022.

### *Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

| | Level 1 | Level 2 | Level 3 | Balance at Fair Value |
|---|---|---|---|---|
| Cash equivalents: | | | | |
| Money market funds | $ 2,777 | $ — | $ — | $ 2,777 |
| Total cash equivalents | 2,777 | — | — | 2,777 |
| Investments segregated and on deposit for regulatory purposes: | | | | |
| U.S. government securities | — | 17,435 | — | 17,435 |
| Total investments segregated and on deposit for regulatory purposes | — | 17,435 | — | 17,435 |
| Other assets: | | | | |
| Equity, corporate debt, and other securities | 266 | 38 | — | 304 |
| Mutual funds and ETFs | 171 | — | — | 171 |
| Total other assets | 437 | 38 | — | 475 |
| Total assets | $ 3,214 | $ 17,473 | $ — | $ 20,687 |
| Accrued expenses and other liabilities | $ 432 | $ 34 | $ — | $ 466 |
| Total liabilities | $ 432 | $ 34 | $ — | $ 466 |

### *Fair Value of Other Financial Instruments*

The following table presents the fair value hierarchy for other financial instruments at December 31, 2022:

| | Carrying Amount | Level 1 | Level 2 | Level 3 | Balance at Fair Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and cash equivalents | $ 153 | $ 153 | $ — | $ — | $ 153 |
| Cash and investments segregated and on deposit for regulatory purposes | 2,738 | 2,738 | — | — | 2,738 |
| Receivables from brokerage clients — net | 28,369 | — | 28,369 | — | 28,369 |
| Other assets | 1,368 | — | 1,368 | — | 1,368 |
| **Liabilities** | | | | | |
| Payables to brokerage clients | $ 44,677 | $ — | $ 44,677 | $ — | $ 44,677 |
| Accrued expenses and other liabilities | 2,018 | — | 2,018 | — | 2,018 |
| Short-term borrowings | 400 | — | 400 | — | 400 |

(Tabular Amounts in Millions)

## 10. Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist if the Company were operated as an unaffiliated entity.

### *Clearing Agreements*

The Company earns clearing fees from TD Ameritrade, Inc. and other related-parties for clearing services provided on behalf of introduced clients pursuant to the provisions of clearing agreements. Included in payables to brokerage clients on the statement of financial condition is the clearing deposit held for the introducing relationship with TD Ameritrade, Inc. in the amount of $40 million.

### *Securities Lending*

TDAC engages in certain securities lending and borrowing activities with CS&Co, pursuant to an intercompany services agreement, as described in Note 8. TDAC had aggregated gross securities loaned and borrowed positions with CS&Co for $1.8 billion and $145 million, respectively, as of December 31, 2022, which are included in accrued expenses and other liabilities and other assets, respectively. As of December 31, 2022, TDAC had a receivable for interest earned on securities loaned to CS&Co of $13 million.

### *Broker-Dealer Bank Sweep*

Certain uninvested cash balances in client brokerage accounts are swept off-balance sheet to CSC's banking subsidiaries. CSC's banking subsidiaries pay TDAC a monthly fee for administrative services in support of the operation of the bank sweep program. Pursuant to the agreement, CSB, on behalf of CSC's banking subsidiaries, pays TDAC a fee for each customer securities account that maintains balances in deposit accounts at the banking entities.

### *Related-party Service and Expense Administrative Agreements*

The Company recognizes costs pursuant to service and expense administrative agreements with related-parties.

### *Receivables from and Payables to Affiliates*

The following table summarizes receivables from and payables to affiliates associated with the activities described above. The following balances are included in other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition as of December 31, 2022:

| | | |
|---|---|---|
| **Other assets:** | | |
| Receivables from brokers, dealers, and clearing organizations | $ | 1 |
| Securities borrowed | | 145 |
| Receivables from affiliates | | 60 |
| Total | | 206 |
| **Accrued expenses and other liabilities:** | | |
| Deposits for securities loaned | | 1,828 |
| Payables to affiliates | | 205 |
| Payables to brokers, dealers, and clearing organizations | | 15 |
| Total | $ | 2,048 |

These receivables from and payables to affiliates are generally settled in cash on a monthly basis.

(Tabular Amounts in Millions)

## 11. Taxes on Income

The temporary differences that created deferred tax assets and liabilities as of December 31, 2022 are detailed below:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Reserves and allowances | $ | 6 |
| State and local taxes | | 6 |
| Employee compensation, severance, and benefits | | 2 |
| Total deferred tax assets | | 14 |
| Deferred tax liabilities: | | |
| Net unrealized gain on investment | | (9) |
| Other | | (5) |
| Total deferred tax liabilities | | (14) |
| Deferred income taxes — net | $ | — |

Unrecognized tax benefits totaled $14 million as of December 31, 2022, $11 million of which, if recognized, would affect the annual effective tax rate.

At December 31, 2022, we had accrued $5 million for the payment of interest.

The Company was included in the TDA Holding consolidated federal return prior to the Merger, and in the CSC consolidated federal return after the Merger. TDA Holding's consolidated federal income tax returns for 2019 and 2020 and, as applicable to the Company, CSC's consolidated federal income tax returns for 2020 and 2021 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

## 12. Regulatory Requirements

As a securities broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule. TDAC computes net capital under the alternative method permitted by the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement of $1.5 million, which is based on the type of business conducted by the Company. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2022, 2% of aggregate debit balances was $626 million, which exceeded the minimum dollar requirement of $1.5 million.

At December 31, 2022, the Company's net capital was $5.3 billion (16.9% of aggregate debit balances), which was $4.7 billion in excess of its minimum required net capital and $3.7 billion in excess of 5% of aggregate debit balances.

Pursuant to the SEC's Customer Protection Rule and other applicable regulations, TDAC is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2022 totaled $19.9 billion, of which $57 million was for Proprietary Accounts of Broker-Dealers (PAB). The Company computes a separate reserve requirement for PAB and segregates a portion of cash to meet this requirement. As of January 3, 2023, the Company had deposited $72 million of cash into its segregated reserve accounts.

**13.** **Subsequent Events**

On January 30, 2023, the Company paid a $1.1 billion cash dividend to TDAOH.

In January 2023, CSC ended bank deposit account arrangements with certain third-party banks. The bank deposit account balances previously held at these third-party banks were moved to the TD Depository Institutions under the IDA agreement discussed in Note 7.